EXHIBIT 99.1

World Discount Telecommunications Inks Advertising Agreement with NeXplore

FRISCO, TX - September 12, 2007 - NeXplore Corporation (NASDAQ OTC: NXPC), today announced that World Discount Telecommunications (WDT), a global provider of discount local, long-distance and international landline and wireless calling services, located in Dallas, Texas, will be among the first large-enterprise customers to run a rich-media interactive advertising campaign on NeXplore Search, an innovative search engine optimized for a superior end-user experience and the delivery of highly targeted search, display and rich-media ads. NeXplore Search private beta launch is slated for later this month.

Under the terms of the multi-year agreement, NeXplore will serve up to as many as 400,000 targeted WDT advertising impressions per month on NeXplore Search and other NeXplore web destinations, including MyCircle.com, a universally accessible, application-agnostic social computing platform providing users with a single, highly customizable interface for managing every facet of their online activity; and a cool new web destination, as yet unnamed, offering music contests and providing musicians with viral tools for promoting their work and staying in tune with their fans. The music site is scheduled to go live during Q4 2007. MyCircle is scheduled to go live in Q1 2008.

"Attracting new customers in today's increasingly cluttered, hyper-competitive telecommunications industry demands unique and affordable services that get right to the heart of what consumers need and a fanatical devotion to customer service. Our laser-like focus on these principles is how WDT reached the 100,000-customer milestone in record time," said Irene Mazur, senior vice president of marketing for World Discount Telecommunications.

Mazur added:  "Search engines are central to web marketing. They are the first stop for consumers looking for information. But the cost of advertising with the traditional engines is skyrocketing, ad formats are limited, and the current crop of campaign management and reporting tools is sketchy at best. Pay per click is great, but we're just as interested in post-click conversion and building our brand with engaging, memorable impressions. The NeXplore Ad platform makes campaign creation and management a breeze. The ability to launch a creative and strategic blend of sponsored links, traditional banners and interactive rich-media ads is a definite plus. We are confident our partnership with NeXplore will help take WDT to the next level."

"NeXplore is committed to developing next-generation products and services that bring significant value and return on investment to our advertisers. Improving conversion rates, delivering quality brand impressions, and the ability to easily track, measure, and analyze campaigns is the foundation upon which we built our patent-pending NeXplore Ad platform. Intelligently placed rich-media interactive advertising that is engaging but not intrusive is the cornerstone of our services," said Scott Grizzle, chief marketing officer of NeXplore Corporation. "We are extremely pleased with our partnership with World Discount Telecommunications and glad to be able to contribute to the marketing and growth strategies of this exciting and innovative company."

About World Discount  Telecommunications  World Discount Telecommunications (WDT), located in Dallas, Texas, provides a  wide range of telecommunications services for individuals and businesses worldwide, including local, long-distance and wireless phone services as well  as DSL and dial-up Internet. With WDT, customers pay less for their long-distance and international calls. No contracts. No monthly fees. No hidden charges. For more information, visit myWDT.com.

About NeXplore Corporation

NeXplore Corporation (NASDAQ OTC: NXPC) improves the online experience by providing Web tools and destinations that empower people to drive and define a World Wide Web perfectly suited for their unique needs, interests, and online pursuits. For advertisers, NeXplore offers a full array of search, display and interactive advertising products to reach and engage targeted consumers. For more information about NeXplore Corporation, visit http://www.nexplore.com.

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Forward-Looking Statements: A number of statements contained in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. These risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements. These risks and uncertainties include, but are not limited to: our ability to commercialize a proprietary product, our ability to generate product sales and operating profits, potential vulnerability of technology obsolescence, potential competitive products by better capitalized companies, potential difficulty in managing growth, dependence on key personnel, and other risks which will be described in future company Securities and Exchange Commission filings.

Investor Contact:	Media Contact:

Ronald Blekicki	Rory Doherty
(303) 494-3617	(214) 459-6321
info@hanoverfinancialservices.com	rdoherty@NeXplore.com